June 10, 2019

William Murnane
CEO
Lazydays Holdings, Inc.
6130 Lazy Days Blvd.
Seffner, Florida 33584

       Re: Lazydays Holdings, Inc.
           Registration Statement on Form S-3
           Filed June 5, 2019
           File No. 333-231975

Dear Mr. Murnane:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Charlie Guidry at 202-551-3621 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Consumer
Products